

Mail Stop 4720

July 12, 2016

Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re:** **TiGenix**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 6, 2016**
> **File No. 333-208693**

Dear Mr. Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary, page 1

1.	Please revise the discussion of Cx601 to clarify that as of this time, EMA authorization has not been granted. Additionally, revise your disclosures related to the expected Cx601 launch in the second half of 2017 and your expected royalty payments from Takeda to specifically clarify that these expectations are conditioned on the EMA granting authorization, which is not guaranteed.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Castellon, Esq., Proskauer Rose LLP